As filed with the Securities and Exchange Commission on May 10, 2005


================================================================================
                                                     Registration No. 333-119505

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                               AMENDMENT NO. 2 TO

                                    FORM S-2

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            -------------------------


                               MITEK SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           Delaware                           3577                              87-0418827
 ------------------------------     ---------------------------     ----------------------------------
(State or Other Jurisdiction of    (Primary Standard Industrial    (I.R.S. Employer Identification No.)
 Incorporation or Organization)     Classification Code Number)


                               Mitek Systems, Inc.
                             14145 Danielson Street
                                     Suite B
                                 Poway, CA 92064
                                 (858) 513-4600
                ------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office and principal place of business)


                              Mr. James B. DeBello
                           Chief Executive Officer and
                                    President
                               Mitek Systems, Inc.
                             14145 Danielson Street
                                     Suite B
                                 Poway, CA 92064
                                 (858) 513-4600
                ------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with a copy to:

                              P. Blake Allen, Esq.
                                Duane Morris LLP
                          101 West Broadway, Suite 900
                               San Diego, CA 92101
                                 (619) 744-2200
                ------------------------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As soon as practicable following the effectiveness of this Registration
                                   Statement.
                ------------------------------------------------

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: |_|



================================================================================
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                    SUBJECT TO COMPLETION, DATED MAY 10, 2005


PROSPECTUS

                               MITEK SYSTEMS, INC.

                        5,300,000 shares of common stock

      This prospectus relates to the resale of up to 5,300,000 shares of our common stock, up to 4,240,000 of which are issuable upon the conversion of a Secured Convertible Term Note dated June 11, 2004, and 1,060,000 of which are issuable upon the exercise of related warrants.

      The selling shareholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

      We will not receive any part of the proceeds from sales of these shares by the selling shareholders. However, to the extent the selling shareholders exercise warrants for cash, we will receive proceeds from such exercise.


      Our common stock is traded on the OTC Bulletin Board under the symbol "MITK.OB" The last reported sale price of our common stock on May 9, 2005 on the OTC Bulletin Board was $.61 per share.


                           ---------------------------

      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this prospectus is May __, 2005.

                               TABLE OF CONTENTS

                                                                            PAGE


WHERE YOU CAN FIND MORE INFORMATION............................................1

INCORPORATION OF DOCUMENTS BY REFERENCE........................................1

PROSPECTUS SUMMARY.............................................................2

RISK FACTORS...................................................................3


USE OF PROCEEDS...............................................................13

DESCRIPTION OF SECURITIES.....................................................13

PLAN OF DISTRIBUTION..........................................................14

SELLING SHAREHOLDER...........................................................16

DIVIDEND POLICY...............................................................17


DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS...............................17

COMPANY OVERVIEW..............................................................18

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
   SECURITIES ACT LIABILITIES.................................................27

LEGAL MATTERS.................................................................28

EXPERTS.......................................................................28

INFORMATION WITH RESPECT TO THE REGISTRANT....................................28

ABOUT THIS PROSPECTUS.........................................................28


                           ---------------------------

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM WHAT IS CONTAINED IN THIS PROSPECTUS. IF ANYONE MAKES A STATEMENT TO YOU THAT DIFFERS FROM WHAT IS CONTAINED IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL, NOR ARE WE SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                           ---------------------------

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information that we file with the SEC at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C 20549. You may obtain further information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov, as well as our Internet site at http://www.miteksys.com.

      This prospectus is part of a registration statement that we filed with the SEC. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. To obtain all of the information that we filed with the SEC in connection herewith, we refer you to the registration statement, including its exhibits and schedules.

      Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved. You should assume that the information contained in this prospectus and any accompanying prospectus supplement is accurate only as of the date appearing on the front of the prospectus or prospectus supplement, respectively.

      As a company listed on the OTC Bulletin Board, we are not required to deliver an annual report to our shareholders. However, we intend to provide an annual report to our shareholders containing audited financial statements in connection with the annual meeting of shareholders that we intend to hold following the completion of our fiscal year ended September 30, 2004.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose information to you by referring you to those documents. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings under the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to the effectiveness of the registration statement.


o our Annual Report on Form 10-K for the fiscal year ended September 30, 2004;

o our Quarterly Report on Form 10-QSB for the quarterly period ended December 31, 2004; and

o our Current Reports on Form 8-K filed with the SEC on January 14, 2005, January 18, 2005, February 23, 2005, April 19, 2005, and May 10, 2005.

      If you would like a copy of any of these documents at no cost, please write or call us at:

                               Mitek Systems, Inc.
                         14145 Danielson Street, Suite B
                             Poway, California 92064
                            Telephone: (858) 513-4600

      You should only rely upon the information included in or incorporated by reference into this prospectus or in any prospectus supplement that is delivered to you. We have not authorized anyone to provide you with additional or different information. You should not assume that the information included in or incorporated by reference into this prospectus or any prospectus supplement is accurate as of any date later than the date on the front of the prospectus or prospectus supplement.

      We have not authorized any person to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY


      This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the common stock. You should read carefully the entire prospectus, including "Risk Factors" and the financial statements and notes thereto, before making an investment decision.


                              MITEK SYSTEMS, INC.

      Mitek was incorporated under the laws of the State of Delaware in 1986. We are primarily engaged in the development and sale of software products with particular focus on intelligent character recognition and forms processing technology, products and services for the document imaging markets. We develop, market and support what we believe to be the most accurate Automated Document Recognition ("ADR") products commercially available for the recognition of hand printed characters. Our unique proprietary technology recognizes hand printed and machine generated characters with a level of accuracy that renders our ADR products a viable alternative to manual data entry in certain applications. The Mitek solution allows customers that process large volumes of hand printed and machine generated documents to do so more quickly, with greater accuracy and at reduced costs.

      Our principal executive offices are located at 14145 Danielson Street, Suite B, Poway, California and our telephone number is (858) 513-4600. We maintain a web site at www.miteksys.com. Information contained on our web site does not constitute part of this prospectus.

                                  THE OFFERING

      This prospectus covers the public sale of up to an aggregate of 5,300,000 shares of our common stock to be sold by the selling shareholder identified in this prospectus. These shares consist of shares that are issuable upon conversion of currently outstanding notes and shares that are issuable upon the exercise of warrants. The selling shareholder acquired the notes and warrants in private placement transactions. We will not receive any proceeds from the sale of shares by the selling shareholder. However, to the extent the selling shareholder exercises warrants for cash, we will receive proceeds of up to a maximum of $885,200 from such exercise.


                                  RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors in addition to other information in this prospectus before purchasing our common stock. If any of these or other risks actually occurs, our business may be adversely affected, the trading price of our common stock may decline and you may lose all or part of your investment.

                       RISKS ASSOCIATED WITH OUR BUSINESS

BECAUSE MOST OF OUR REVENUES ARE FROM A SINGLE TYPE OF TECHNOLOGY, OUR PRODUCT CONCENTRATION MAY MAKE US ESPECIALLY VULNERABLE TO MARKET DEMAND AND COMPETITION FROM OTHER TECHNOLOGIES, WHICH COULD REDUCE OUR SALES AND REVENUES AND CAUSE US TO BE UNABLE TO CONTINUE OUR BUSINESS.

      We currently derive substantially all of our product revenues from licenses and sales of hardware and software products incorporating our character recognition technology. As a result, factors adversely affecting the pricing of or demand for our products and services, such as competition from other products or technologies, any decline in the demand for automated entry of hand printed characters, negative publicity or obsolescence of the hardware or software environments in which our products operate could result in lower sales or gross margins and would have a material adverse effect on our business, operating results and financial condition.

COMPETITION IN OUR MARKET MAY RESULT IN PRICING PRESSURES, REDUCED MARGINS OR THE INABILITY OF OUR PRODUCTS AND SERVICES TO ACHIEVE MARKET ACCEPTANCE.

      We compete against numerous other companies which address the character recognition market, many of which have greater financial, technical, marketing and other resources. Other companies could choose to enter our marketplace. We may be unable to compete successfully against our current and potential competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our products. Moreover, from time to time, our competitors or we may announce new products or technologies that have the potential to replace our existing product offerings. There can be no assurance that the announcement of new product offerings will not cause potential customers to defer purchases of our existing products, which could adversely affect our business, operating results and financial condition.

WE MUST CONTINUE EXTENSIVE RESEARCH AND DEVELOPMENT IN ORDER TO REMAIN COMPETITIVE. IF OUR PRODUCTS FAIL TO GAIN MARKET ACCEPTANCE, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WOULD BE MATERIALLY ADVERSELY AFFECTED BY THE LOWER SALES.

      Our ability to compete effectively with our character recognition product line will depend upon our ability to meet changing market conditions and develop enhancements to our products on a timely basis in order to maintain our competitive advantage. Rapidly advancing technology and rapidly changing user preferences characterize the markets for products incorporating character recognition technology. Our continued growth will ultimately depend upon our ability to develop additional technologies and attract strategic alliances for related or separate product lines. There can be no assurance that we will be successful in developing and marketing product enhancements and additional technologies, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that our new products and product enhancements will adequately meet the requirements of the marketplace, will be of acceptable quality, or will achieve market acceptance.

      If our new products fail to gain market acceptance, our business, operating results and financial condition would be materially adversely affected by the lower sales. If we are unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition may be materially and adversely affected by lower sales.

OUR QUARTERLY RESULTS HAVE FLUCTUATED GREATLY IN THE PAST AND WILL LIKELY CONTINUE TO DO SO, WHICH MAY CAUSE SUBSTANTIAL FLUCTUATIONS IN OUR COMMON STOCK PRICE.

      Our quarterly operating results have in the past and may in the future vary significantly depending on factors including the timing of customer projects and purchase orders, new product announcements and releases by us and other companies, gain or loss of significant customers, price discounting of our products, the timing of expenditures, customer product delivery requirements, availability and cost of components or labor and economic conditions generally and in the information technology market specifically. Any unfavorable change in these or other factors could have a material adverse effect on our operating results for a particular quarter, which may cause downward pressure on our common stock price. We expect quarterly fluctuations to continue for the foreseeable future.

IN 2004, WE ISSUED $3.0 MILLION IN SENIOR SECURED CONVERTIBLE DEBT. OUR ABILITY TO MAKE REQUIRED PAYMENTS OF PRINCIPAL AND INTEREST ON THE DEBT DEPENDS PRIMARILY ON CASH FLOW FROM OPERATIONS, WHICH MAY NOT BE SUFFICIENT TO SERVICE THE DEBT.


      In 2004 we entered into a $3.0 million debt financing with Laurus Master Funds Ltd., and issued a three year term note. See "COMPANY OVERVIEW - Laurus Debt Investment" below. Our monthly cash payments of principal and interest are approximately $104,000. Our actual required cash payments on the note will vary depending on interest rates and whether amounts under the note are converted into our common stock.

      Our ability to make scheduled monthly payments under the note primarily depends on our future performance and working capital, including our ability to increase revenues and cash flows. To a certain extent our ability to increase revenues and control costs are subject to a number of economic, financial, competitive, regulatory and other factors beyond our control. Based upon the current level of operations and our business development efforts, we believe that we should have adequate available cash and cash flows from operations to meet our anticipated future requirements for working capital, capital expenditures, and scheduled payments of principal and interest on our debt through September 30, 2005.

      However, if our cash flow is insufficient to enable us to service our debt, we may be forced to find alternative sources of financing, or to take further drastic measures, including significantly reducing operations, seeking to sell Mitek, or pursuing a liquidation. Any future alternative sources of debt or equity financing may not be available to us when needed or in amounts required, and we currently do not have available to us a bank line of credit or other general borrowing facility. Alternatively, we may be forced to attempt to negotiate with our debt holders on our payment terms, which may not be successful or may be on terms onerous to us.

WE GRANTED A BLANKET SECURITY INTEREST IN ALL OF OUR ASSETS TO THE HOLDERS OF OUR SECURED DEBT. IF WE ARE UNABLE TO MAKE OUR REQUIRED MONTHLY PAYMENTS ON THE DEBT, OR ANY OTHER EVENT OF DEFAULT OCCURS, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATIONS, AND THE DEBT HOLDERS MAY FORECLOSE ON OUR ASSETS.

      As part of our debt financing with Laurus Master Fund, Ltd., we granted to Laurus, a blanket security interest in all of our assets. See "COMPANY OVERVIEW
- Laurus Debt Investment" below. In the event we default in payment on the debt, or any other event of default occurs under the investment documents, 130% of the outstanding principal amount of the note and accrued interest will accelerate and be due and payable in full. Events of default include the following:

      o a failure to pay interest or principal payments under the note within three days of when due;

      o a breach by us of any material covenant or term or condition of the note or in any of the investment agreements, if not cured within 15 days of such breach;

      o a breach by us of any material representation or warranty made in the note or in any of the investment agreements;

      o if we make an assignment for the benefit of our creditors, or a receiver or trustee is appointed for us, or any form of bankruptcy or insolvency proceeding is instituted by us, or any involuntary proceeding is instituted against us;

      o the filing of any money judgment or similar final process against us for more than $50,000, which remains unvacated, unbonded or unstayed for a period of 30 days;

      o if our common stock is suspended for 5 consecutive days or for 5 days during any 10 consecutive days from a principal market or pursuant to an SEC stop order; and

      o a failure by us to timely deliver shares of common stock when due upon conversions of the note.

      The cash required to pay such accelerated amounts on the note following an event of default would most likely come out of our working capital. As we rely on our working capital for our day to day operations, such a default could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. In addition, upon an event of default, the holders of the secured debt could foreclose on our assets or exercise any other remedies available to them. If our assets were foreclosed upon, we were forced to file for bankruptcy or cease operations, stockholders may not receive any proceeds from disposition of our assets and may lose their entire investment in our stock.

WE HAVE NOT COMPLIED WITH OUR SECURITIES REGISTRATION OBLIGATIONS IN CONNECTION WITH OUR ISSUANCE OF SENIOR SECURED DEBT AND WE INCUR SUBSTANTIAL AND CONTINUING PENALTIES IF WE DO NOT TIMELY REGISTER AND MAINTAIN REGISTRATION OF COMMON STOCK ISSUABLE TO THE HOLDERS OF OUR SECURED DEBT UPON CONVERSION OF SUCH DEBT INTO COMMON STOCK. PAYMENT OF THESE PENALTIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATIONS AND IF WE ARE UNABLE TO MAKE PAYMENTS, AS AND IF REQUIRED, THE DEBT HOLDERS MAY FORECLOSE ON OUR ASSETS.

      As part of our debt financing with Laurus Master Fund, Ltd., we entered into a registration rights agreement with Laurus, under which we were obligated to register the common stock into which the debt is convertible. Under the registration rights agreement, as amended, the registration was required to be effective by December 31, 2004. We are obligated to pay the holder of our debt liquidated damages of two percent, or $60,000 as of December 31, 2004 and for each subsequent thirty day period which elapses without registration becoming effective. Payment of these penalties could have a material adverse effect upon our results of operations and financial condition.

WE HAVE THE RIGHT AT ANY TIME TO PREPAY OUR SECURED DEBT OBLIGATION ONLY UPON PAYMENT OF 120% OF THE THEN CURRENT PRINCIPAL BALANCE, PLUS ALL OTHER AMOUNTS OWING UNDER THE NOTE. AS SUCH, ANY PREPAYMENT WOULD REQUIRE A SIGNIFICANT AMOUNT OF CASH AND MAY LIMIT OUR ABILITY TO PREPAY, EVEN IF WE WANTED TO.


      We have the right at any time to prepay our secured debt obligation only upon payment of 120% of the then principal balance, plus all other amounts owing under the note. See "COMPANY OVERVIEW - Laurus Debt Investment" below. Based on a principal balance of $3.0 million, a prepayment would require a cash payment of $3.6 million. As we make principal payments over time on the secured debt, the prepayment amount would also decrease. As of December 31, 2004, we had $1.4 million in cash and cash equivalents, and $2.6 million in current assets. Accordingly, if at any time during the term of the note we desire to prepay the debt, we may not be able to, unless we were able to obtain additional available cash, which we may not be able to do. This could impact our ability to enter into any potential significant transaction in which we would need to have the debt paid off and security interests released (such as a merger, sale of substantially all our assets, joint venture, or similar transaction).

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND CONTINUING OPERATIONS. IF OUR FINANCING EFFORTS ARE NOT SUCCESSFUL, WE WILL NEED TO EXPLORE ALTERNATIVES TO CONTINUE OPERATIONS, WHICH MAY INCLUDE A MERGER, ASSET SALE, JOINT VENTURE, LOANS OR FURTHER EXPENSE REDUCTIONS. IF THESE MEASURES ARE NOT SUCCESSFUL, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

      Our efforts to reduce expenses and generate revenue may not be successful. Although we recently raised $3.0 million in gross proceeds from our June secured debt financing and approximately $1.4 million in gross proceeds from our July sale of certain assets and granting of exclusive distribution and licensing rights related to our CheckQuest(R) item processing and CaptureQuest(R) electronic document management solutions to Harland Financial Solutions, Inc., if our revenues do not increase we expect to need to raise additional capital through equity or debt financing or through the establishment of other funding facilities in order to keep funding operations.

      However, raising capital has been, and will continue to be difficult, and we may not receive sufficient funding. Any future financing that we seek may not be available in amounts or at times when needed, or, even if it is available, may not be on terms acceptable to us. Also, if we raise additional funds by selling equity or equity-based securities, the percentage ownership of our existing stockholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock.

      If we are unable to obtain sufficient cash either to continue to fund operations or to locate a strategic alternative, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and ability to continue in existence.


IF OUR INTERNAL CONTROLS ARE DEFICIENT, IT COULD RESULT IN A MISSTATEMENT OF OUR RESULTS OR A RESTATEMENT OF OUR FINANCIAL STATEMENTS, WHICH COULD CAUSE A DECLINE IN OUR STOCK PRICE, OR OTHERWISE ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

      We restated our financial statements for the third fiscal quarter ended June 30, 2004 and filed an amended Form 10-Q with the Securities and Exchange Commission. We determined that we had a "significant deficiency", as defined in Auditing Standard No. 2 of the Public Company Accounting Oversight Board, in our internal controls over financial reporting which gave rise to the restatement. Management believes the significant deficiency has been remediated. There can be no guarantee, however, that our internal controls will be effective in accomplishing all control objectives all of the time. In the event that other deficiencies in our internal controls over financial reporting arise in the future, we could experience accounting errors that result in a misstatement of our results of operations or a restatement of our financial statements, which could cause a decline in our stock price, or otherwise have a material adverse effect on our business, operating results and financial condition.


OUR HISTORICAL ORDER FLOW PATTERNS, WHICH WE EXPECT TO CONTINUE, HAVE CAUSED FORECASTING DIFFICULTIES FOR US. IF WE DO NOT MEET OUR FORECASTS OR ANALYSTS' FORECASTS FOR US, THE PRICE OF OUR COMMON STOCK MAY GO DOWN.

      Historically, a significant portion of our sales have resulted from shipments during the last few weeks of the quarter from orders received in the last month of the applicable quarter. We do, however, base our expense levels, in significant part, on our expectations of future revenue. As a result, we expect our expense levels to be relatively fixed in the short term. Any concentration of sales at the end of the quarter may limit our ability to plan or adjust operating expenses. Therefore, if anticipated shipments in any quarter do not occur or are delayed, expenditure levels could be disproportionately high as a percentage of sales, and our operating results for that quarter would be adversely affected. As a result, we believe that period-to-period comparisons of our results of operations are not and will not necessarily be meaningful, and you should not rely upon them as an indication of future performance. If our operating results for a quarter are below the expectations of public market analysts and investors, the price of our common stock may be materially adversely affected.

REVENUE RECOGNITION ACCOUNTING STANDARDS AND INTERPRETATIONS MAY CHANGE, CAUSING US TO RECOGNIZE LOWER REVENUES.

      In December 31, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 97-2, Software Revenue Recognition. We adopted SOP 97-2, as amended by SOP 98-4 Deferral of the Effective Date of a Provision of SOP 97-2 as of July 1, 1998. In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. We adopted SOP 98-9 on January 1, 2000. These standards address software revenue recognition matters primarily from a conceptual level and do not include specific implementation guidance. We believe that we are currently in compliance with SOP 97-2 and SOP 98-9. In addition, in December 1999, the Securities and Exchange Commission
(SEC) staff issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which provides further guidance with regard to revenue recognition, presentation and disclosure. We adopted SAB 101 during the fourth quarter of fiscal 2000.

      The accounting profession and the SEC continue to discuss certain provisions of SOP 97-2, SAB 101 and other revenue recognition standards and related interpretations with the objective of providing additional guidance on potential application of the standards and interpretations. These discussions could lead to unanticipated changes in revenue recognition standards and, as a result, in our current revenue accounting practices, which could cause us to recognize lower revenues and lead to a decrease in our stock price.

IF OUR PRODUCTS HAVE PRODUCT DEFECTS, IT COULD DAMAGE OUR REPUTATION, SALES, PROFITABILITY AND RESULT IN OTHER COSTS, ANY OF WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS WHICH COULD CAUSE OUR COMMON STOCK PRICE TO GO DOWN.

      Our products are extremely complex and are constantly being modified and improved, and as such they may contain undetected defects or errors when first introduced or as new versions are released. As a result, we have in the past and could in the future face loss or delay in recognition of revenues as a result of software errors or defects. In addition, our products are typically intended for use in applications that are critical to a customer's business. As a result, we believe that our customers and potential customers have a greater sensitivity to product defects than the market for software products generally.

      There can be no assurance that, despite our testing, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, adverse litigation, or increased service and warranty costs, any of which would have a material adverse effect upon our business, operating results and financial condition.

OUR SUCCESS AND OUR ABILITY TO COMPETE ARE DEPENDENT, IN PART, UPON PROTECTION OF OUR PROPRIETARY TECHNOLOGY. IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, OUR REVENUES AND OPERATING RESULTS WOULD BE MATERIALLY ADVERSELY AFFECTED.

      We generally rely on trademark, trade secret, copyright and patent law to protect our intellectual property. We may also rely on creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance as means of protecting our proprietary technologies. There can be no assurance, however, that such means will be successful in protecting our intellectual property. There can be no assurance that others will not develop technologies that are similar or superior to our technology.

      The source code for our proprietary software is protected both as a trade secret and as a copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently.

WE MAY HAVE DIFFICULTY PROTECTING OUR PROPRIETARY TECHNOLOGY IN COUNTRIES OTHER THAN THE UNITED STATES. IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, OUR REVENUES AND OPERATING RESULTS WOULD BE MATERIALLY ADVERSELY AFFECTED.

      We operate in a number of countries other than the United States. Effective copyright and trade secret protection may be unavailable or limited in certain countries. Moreover, there can be no assurance that the protection provided to our proprietary technology by the laws and courts of foreign nations against piracy and infringement will be substantially similar to the remedies available under United States law. Any of the foregoing considerations could result in a loss or diminution in value of our intellectual property, which could have a material adverse effect on our business, financial condition, and results of operations.

COMPANIES MAY CLAIM THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY OR PROPRIETARY RIGHTS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS.

      We have in the past had companies claim that certain technologies incorporated in our products infringe their patent rights. Although we have resolved the past claims and there are currently no claims of infringement pending against us, there can be no assurance that we will not receive notices in the future from parties asserting that our products infringe, or may infringe, those parties' intellectual property rights. There can be no assurance that licenses to disputed technology or intellectual property rights would be available on reasonable commercial terms, if at all.

      Furthermore, we may initiate claims or litigation against parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation, either as plaintiff or defendant, could result in significant expense to us and divert the efforts of our technical and management personnel from operations, whether or not such litigation is resolved in our favor. In the event of an adverse ruling in any such litigation, we might be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to infringing technology. In the event of a successful claim against us and our failure to develop or license a substitute technology, our business, financial condition and results of operations would be materially and adversely affected.

WE DEPEND UPON OUR KEY PERSONNEL.

      Our future success depends in large part on the continued service of our key technical and management personnel. We do not have employment contracts with, or "key person" life insurance policies on, any of our employees, including James B. DeBello, our President and Chief Executive Officer, or John
M. Thornton, our Chairman of the Board and Chief Financial Officer. Loss of services of key employees could have a material adverse effect on our operations and financial condition. We are also dependent on our ability to identify, hire, train, retain and motivate high quality personnel, especially highly skilled engineers involved in the ongoing developments required to refine our technologies and to introduce future applications. The high technology industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel.

      We cannot assure you that we will be successful in attracting, assimilating and retaining additional qualified personnel in the future. If we were to lose the services of one or more of our key personnel, or if we failed to attract and retain additional qualified personnel, it could materially and adversely affect our customer relationships, competitive position and revenues.

WE DO NOT HAVE A CURRENT CREDIT FACILITY.

      While we believe that our current cash on hand and cash generated from operations, is sufficient to finance our operations for the next twelve months, we can make no assurance that we will not need additional financing during the next twelve months or beyond. Actual sales, expenses, market conditions or other factors which could have a material affect upon us could require us to obtain additional financing. If such financing is not available, or if available, is not available on reasonable terms, it could have a material adverse effect upon our results of operations and financial condition.

THE LIABILITY OF OUR OFFICERS AND DIRECTORS IS LIMITED PURSUANT TO DELAWARE LAW.

      Pursuant to our Certificate of Incorporation, and as authorized under applicable Delaware Law, our directors and officers are not liable for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

                           RISKS RELATED TO OUR STOCK

A FEW OF OUR STOCKHOLDERS HAVE SIGNIFICANT CONTROL OVER OUR VOTING STOCK WHICH MAY MAKE IT DIFFICULT TO COMPLETE SOME CORPORATE TRANSACTIONS WITHOUT THEIR SUPPORT AND MAY PREVENT A CHANGE IN CONTROL.


      As of March 31, 2005, John M. Thornton, who is our Chairman of the Board and Chief Financial Officer and his spouse, Director Sally B. Thornton, beneficially owned 2,699,959 shares of common stock or approximately 19.95% of our outstanding common stock. Our directors and executive officers as a whole, own approximately 30% of our outstanding common stock. Assuming John H. Harland Company exercises its warrant for 321,428 shares of common stock, it would hold an aggregate of 2,464,284 shares of common stock or approximately 17.79% of our outstanding common stock. Laurus Master Funds Ltd. may acquire up to 5,145,714 shares of common stock in the aggregate, which would amount to approximately 28% of our outstanding common stock, assuming Laurus converts its promissory note in the original principal amount of $3,000,000, into approximately 4,285,714 shares of common stock, and assuming it exercises a warrant for 1,060,000 shares of common stock. Because the Laurus promissory note is subject to anti-dilution provisions and accrues interest which may be converted into common stock, Laurus could acquire an even greater number of shares of common stock than described.


      The above-described significant stockholders may effectively control the outcome of all matters submitted to our stockholders for approval, including the election of directors. In addition, this ownership could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

OUR COMMON STOCK IS LISTED ON THE OVER-THE-COUNTER BULLETIN BOARD.

      Our common stock is currently listed on the Over-The-Counter Bulletin Board (the "OTCBB"). If our common stock became ineligible to be listed on the OTCBB, it would likely continue to be listed on the "pink sheets." Securities traded on the OTCBB or the "pink sheets" are subject to certain securities regulations. These regulations may limit, in certain circumstances, certain trading activities in our common stock, which could reduce the volume of trading in our common stock or the market price of our common stock. The OTC market and the "pink sheets" also typically exhibit extreme price and volume fluctuations. These broad market factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, individual companies whose securities have exhibited periods of volatility in their market price have had securities class action litigation instituted against that company. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

AS WE ISSUE ADDITIONAL EQUITY SECURITIES IN THE FUTURE, INCLUDING UPON CONVERSION OF ANY OF OUR SECURED CONVERTIBLE DEBT, YOUR SHARE OWNERSHIP WILL BE DILUTED. IN PARTICULAR, THE SECURED CONVERTIBLE DEBT HAS A FULL RATCHET ANTI-DILUTION PROVISION THAT COULD SIGNIFICANTLY DILUTE OUR STOCKHOLDERS.

      In connection with our recent debt financing, we issued a $3.0 million convertible note and warrants to Laurus. See "COMPANY OVERVIEW -- Laurus Debt Investment" below. The note is convertible into shares of our common stock at an initial conversion price of $.70 per share. At this initial conversion rate, for example, we would issue 4,285,714 shares upon conversion of $3.0 million owing under the note. The actual number of shares to be issued will depend on the actual dollar amount of principal and interest being converted. In addition, the note carries a full ratchet anti-dilution provision, such that if we issue in the future convertible or equity securities (subject to certain exceptions, including stock option grants) at a price less than the initial $.70 conversion price, the note conversion price will be automatically adjusted down to that lesser price. For example, if we had a non-exempted issuance at $0.50 per share, the note conversion price would become $0.50, and upon an assumed conversion of $3.0 million, we would have to issue 6,000,000 shares. In addition to the conversion rights of the convertible debt, as we issue stock or convertible securities in the future, including for any future equity financing or upon exercise of any of the outstanding stock purchase warrants and stock options, those issuances would also dilute our stockholders. If any of these additional shares are issued and are sold into the market, it could decrease the market price of our common stock and could also encourage short sales. Short sales and other hedging transactions could place further downward pressure on the price of our common stock.

WE MAY ISSUE PREFERRED STOCK, WHICH COULD ADVERSELY AFFECT THE RIGHTS OF COMMON STOCK HOLDERS.

      The Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue shares of preferred stock. In addition,
Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. The statute may have the effect of delaying, deferring or preventing a change in our control.

OUR COMMON STOCK PRICE HAS BEEN VOLATILE. YOU MAY NOT BE ABLE TO SELL YOUR SHARES OF OUR COMMON STOCK FOR AN AMOUNT EQUAL TO OR GREATER THAN THE PRICE AT WHICH YOU ACQUIRE YOUR SHARES OF COMMON STOCK.

      The market price of our common stock has been, and is likely to continue to be, highly volatile. Future announcements concerning us or our competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in the product pricing policies of Mitek or its competitors, claims of infringement of proprietary rights or other litigation, changes in earnings estimates by analysts or other factors could cause the market price of our common stock to fluctuate substantially. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. During the fiscal year ended September 30, 2004, our common stock price ranged from $.40 to $3.32.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

      The sale of a large number of shares of our common stock in the market after this offering, or the belief that such sales could occur, could cause a drop in the market price of our common stock. The shares registered in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by our affiliates.

APPLICABLE SEC RULES GOVERNING THE TRADING OF "PENNY STOCKS" LIMIT THE TRADING AND LIQUIDITY OF OUR COMMON STOCK WHICH MAY ADVERSELY AFFECT THE TRADING PRICE OF OUR COMMON STOCK.

      Our common stock currently trades on the OTC Bulletin Board. Since our common stock continues to trade below $5.00 per share, our common stock is considered a "penny stock" and is subject to SEC rules and regulations that impose limitations upon the manner in which our shares can be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure document explaining the penny stock market and the associated risks. Under these regulations, brokers who recommend penny stocks to persons other than established customers or certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. These regulations have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

      We have never declared or paid a dividend on our common stock. We intend to retain earnings, if any, for use in the operation and expansion of our business and, therefore, do not anticipate paying any dividends in the foreseeable future.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of common stock by the selling shareholders. However, to the extent that the selling security holders exercise their stock purchase warrants for cash for up to 1,060,000 shares included in this prospectus, we would receive proceeds of up to $885,200, which we anticipate would be used for general working capital.

                           DESCRIPTION OF SECURITIES

COMMON STOCK


      We are authorized to issue 40,000,000 shares of common stock, $.001 par value per share, of which 12,460,909 are currently outstanding. Holders of our common stock have equal rights to receive dividends when, as and if declared by our Board of Directors, out of funds legally available therefor. Holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. In the event of our liquidation, holders of our common stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

      Within the limits and restrictions provided in our Articles of Incorporation, our Board of Directors has the authority, without further action by our shareholders, to issue up to 1,000,000 shares of preferred stock, $.001 par value per share, in one or more series, and to fix, as to any such series, any dividend rate, redemption price, preference on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications. Of such shares, we have issued no shares.

ANTI-TAKEOVER PROVISIONS OF OUR ARTICLES OF INCORPORATION

      Blank Check Preferred Stock. As described above, our Board of Directors is authorized without further stockholder action, to designate any number of series of preferred stock with such rights, preferences and designations as determined by our board. Shares of preferred stock issued by our Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of us more difficult or time consuming. For example, shares of preferred stock could be issued with certain rights that might have the effect of diluting the percentage of common stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that our Board of Directors determines is not in the best interest of us and our stockholders. The existence of the preferred stock may, therefore, be viewed as having possible anti-takeover effects.

                              PLAN OF DISTRIBUTION

      We are registering all of the shares of common stock offered by this prospectus on behalf of the selling shareholder. The selling shareholders may sell any or all of the shares, subject to federal and state securities law, but are under no obligation to do so. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby.

      The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest on a best efforts basis without an underwriter. Such sales may be made on the OTC Bulletin Board or any national securities exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation:

      o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer for its account pursuant to this prospectus;

      o ordinary brokerage transactions and transactions in which the broker solicits purchases;

      o     through options, swaps or derivatives;

      o     in privately negotiated transactions;

      o     in transactions to cover short sales;

      o     through a combination of any such methods of sale;

      o in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus; or

      o     any other matter provided by law.


      Each of the selling security holders may sell its shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell its shares. Brokers or dealers engaged by the selling security holder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from a selling security holder, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to a selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

      Each selling security holder and any broker-dealers or agents that participate with a selling security holder in the sale of the shares may be deemed to be an "underwriter" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

      The selling shareholders and any other person participating in the distribution of the shares of our common stock being offered hereby will be subject to applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, including, without limitation, Regulation M. This may limit the timing of purchases and sales of any of the shares of our common stock by the selling shareholders. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock being distributed for a period of 5 business days before the distribution. These restrictions may affect the marketability of the shares of our common stock and the ability of any person to engage in market-making activities with respect to such shares.

      We have agreed to indemnify certain of the selling shareholders against liabilities, including certain liabilities under the Securities Act, pursuant to the terms of the agreements by which the selling securities holders purchased their shares of our common stock being registered hereby. We may be indemnified by certain of the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished by such selling shareholders specifically for use in this prospectus, pursuant to the terms of the agreements by which the selling securities holders purchased their shares of our common stock being registered hereby.

      We will not receive any proceeds from the sale of the shares of our common stock registered hereby. We will pay all expenses incurred in connection with this registration of the shares of our common stock under the Securities Act, including registration and filing fees, fees an expenses of compliance with securities or blue sky laws, listing fees, printing and engraving expenses, messenger and delivery expenses, and fees and disbursements of our counsel, accountants and other persons retained by us, but excluding commissions and discounts incurred by the selling shareholders in connection with the resale of such shares.

      We cannot assure you that the selling shareholders will sell all or any portion of the securities offered hereby.

                              SELLING SHAREHOLDER

      The selling shareholder identified in the following table is offering for sale up to 5,300,000 shares of our common stock.

      The following table sets forth as of March 31, 2005 with respect to the selling shareholder:

      o the names of such selling shareholder and any material relationship between us and such selling shareholder, based upon information currently available to us;

      o the number of shares held of record or beneficially and the percentage ownership prior to the offering;

      o     the number of shares offered hereunder; and

      o the number of shares held of record or beneficially and the percentage ownership after the offering.

      The information presented in this table has been calculated based on the assumption that all shares offered hereby are sold and that no other shares of our common stock are acquired or disposed of by the selling shareholder prior to the termination of this offering. The beneficial owners set forth below have been determined in accordance with Rule 13d-3 under the Securities Exchange Act. Except as indicated by footnote, and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below have sole voting power and investments power with respect to their shares.


                                   BENEFICIAL OWNERSHIP OF                                    BENEFICIAL OWNERSHIP OF
                              SELLING SHAREHOLDERS PRIOR TO THE                                SELLING SHAREHOLDERS
                                         OFFERING (2)                                           AFTER THE OFFERING
                              -----------------------------------                       ------------------------------------
                                                                    NUMBER OF SHARES
NAME OF SELLING SHAREHOLDER        NUMBER               PERCENT      OFFERED HEREBY           NUMBER            PERCENT
---------------------------   ---------------        ------------   -----------------   -----------------     --------------
Laurus Master Fund, Ltd.        5,300,000 (1)         28.1%               5,300,000             0                  -


----------

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares that the selling shareholder has the right to acquire within 60 days.

(2) Laurus Capital Management, LLC is the investment manager for Laurus Master Fund, Ltd. The directors of Laurus Capital Management, LLC are David and Eugene Grin. By virtue of their position as directors of Laurus Capital Management, LLC, Messrs. Grin share voting and dispositive power over these securities.


                                DIVIDEND POLICY

      We have not paid any cash dividends to date, and have no intention of paying any cash dividends on our common stock in the foreseeable future.


                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      In addition to historical information, this prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. As contained herein, the words "expects," "anticipates," "believes," "intends," "will," and similar types of expressions identify forward-looking statements, which are based on information that is currently available to us, speak only as of the date hereof, and are subject to certain risks and uncertainties.

      To the extent that the Prospectus contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect regarding Mitek, please be advised that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experiences and results to differ from our current expectations. The difference may be caused by a variety of factors, including, but not limited to, adverse economic conditions, general decreases in demand for our products and services, intense competition, including entry of new competitors, increased or adverse federal, state and local government regulation, inadequate capital, unexpected costs, lower revenues and net income than forecast, price increases for supplies, inability to raise prices, the risk of litigation and administrative proceedings involving Mitek and our employees, higher than anticipated labor costs, the possible fluctuation and volatility of our operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Prospectus. Except as required by law, we assume no duty to update or revise our forward-looking statements based on changes in internal estimates or expectations or otherwise.


                                COMPANY OVERVIEW

GENERAL

      We were incorporated under the laws of the State of Delaware in 1986. We are primarily engaged in the development and sale of software products with particular focus on intelligent character recognition and forms processing technology, products and services for the document imaging markets.

      We develop, market and support what we believe to be the most accurate Automated Document Recognition ("ADR") products commercially available for the recognition of hand printed characters. Our unique proprietary technology recognizes hand printed and machine generated characters with a level of accuracy that renders our ADR products a viable alternative to manual data entry in certain applications. The Mitek solution allows customers that process large volumes of hand printed and machine generated documents to do so more quickly, with greater accuracy and at reduced costs.

PRODUCTS AND RELATED MARKETS


      During fiscal 2003, fiscal 2004, and through fiscal 2005 to the date of this statement we have had one operating segment based on our product and service offerings: Automated Document Processing.



AUTOMATED DOCUMENT PROCESSING

      Since 1992 we have developed and marketed ADR products, which enable the automation of costly, labor intensive business functions such as check and remittance processing, forms processing and order entry. Our ADR products incorporate proprietary neural network software technology for the recognition and conversion of hand printed and machine generated characters into digital data. Neural networks are powerful tools for pattern recognition applications and consist of sets of coupled mathematical equations with adaptive parameters that self adjust to "learn" various forms and patterns. Our ADR products combine our neural network software technology with an extensive database of character patterns, enabling the products to make fine distinctions across a wide variety of patterns with high speed, accuracy and consistency. We leverage our core technology across a family of ADR products that we believe offers the highest accuracy commercially available for the recognition of hand printed characters and the automated processing of documents. Our family of ADR products is made up of the three distinct product lines: Recognition Toolkits, Document and Image Processing Solutions and Check Imaging Solutions.

      Recognition Toolkits. Our ADR products incorporate our proprietary intelligent character recognition (ICR) software engine QuickStrokes(R) API (Application Programmers Interface), and a licensed ICR software engine CheckScript((TM)) (a trademark of Parascript LLC). QuickStrokes(R) API and CheckScript((TM)) are sold to original equipment manufacturers (OEMs) such as BancTec, Unisys, and J&B Software, and to systems integrators such as Computer Sciences Corporation. We estimate that one-third of all checks processed in the U.S. use Mitek's software.

      The CheckScript((TM)) product, used in financial document processing, combines the Legal Amount Recognition (LAR) capabilities licensed from Parascript, LLC with our proprietary QuickStrokes(R) API Courtesy Amount Recognition (CAR) technology. This product provides a high level of accuracy in remittance processing, proof of deposit, and lock box processing applications.

      QuickFX(R) Pro is a software toolkit that provides automatic form ID, form registration and form/template removal. We believe it will significantly improve automatic data capture (ICR/OCR), forms processing, document imaging and storage performance. QuickFX(R) Pro reduces the image size by removing extraneous information such as pre-printed text, lines, and boxes; leaving only the filled-in data. It repairs the characters that are left, ensuring better recognition, enhanced throughput, and higher accuracy rates.

      ImageScore is our Check 21 readiness solution for any financial institution that truncates or uses check images in an accounts receivables conversion environment. Integrated solution providers for financial institutions can also buy ImageScore to enhance their products. ImageScore can quickly, accurately and comprehensively analyze check images to provide the usability and quality information needed to help financial institutions act and conform to regulatory and industry mandates. As a result, institutions minimize their risk by ensuring the integrity of check images they process, and they eliminate costly manual processes associated with managing transactions from bad check images.

      Forgery Detection Toolkits. Our Signature & Check Stock Verification API is fully automated and incorporates advanced imaging, image analysis and data extraction technologies that can help verify the authenticity of every signature on every check that passes through a bank, and analyzes paper stock for any indication that an item is a counterfeit.

      Our PayeeFind prevents payee-altered checks from clearing. As a result, PayeeFind can substantially reduce losses and cut administrative costs by eliminating the need for organizations to complete and file affidavits to recover funds from checks that have cleared with fraudulent payees. With PayeeFind, this type of fraud can be stopped before recovery becomes an issue.

      Our PADsafe toolkit is the first tookit of its kind to detect fraudulent preauthorized drafts. It automatically identifies PADs from checks, then notifies the user of any potentially suspicious PADs. As a result, the withdrawal of unauthorized funds due to fraudulent PAD transactions is reduced and often prevented.

      Forgery Detection Solution. Our FraudProtect(TM) System is a unique and innovative solution for community and mid-sized banks to detect the most common forms of check fraud, signature forgery and counterfeit checks. Using FraudProtect System, banks can significantly reduce losses due to fraud.

      Document and Image Processing Solutions.

      DynaFind(R) is a software toolkit that captures data from many types of unstructured business documents. DynaFind is used in challenging data capture applications where data must be found and extracted from documents that have no pre-determined format or layout, but share common data elements. DynaFind locates this data on documents using contextual, positional, format- and keyword-specific information, even if it appears in a different location on each document. We have supplied DynaFind(R)as a stand alone API to several important OEMs in the document processing field. DynaFind(R) is also available as an add-on feature that has been integrated into Doctus, Mitek's forms processing solution.

      Leveraging its core technical competency in ICR, we have addressed the forms processing market with its Doctus(R) product. Doctus(R) incorporates our core ICR technology in an application designed for end users in a broad variety of industries that require high volume automated data entry. We believe our Doctus(R) software is a major innovation in forms processing because it economically handles both structured and unstructured forms. As a result, it significantly increases the number and types of forms that can be automatically processed. Doctus(R) is able to process unstructured forms because it incorporates Mitek's DynaFind(R) forms understanding technology. With DynaFind(R), Doctus(R) automatically classifies unstructured forms and extracts relevant data from the form contents. Major Doctus(R) customers include AIG and Sungard.

      Check Imaging Solutions.

      CheckQuest(R) is our image-enabled check and item processing solution. It is specifically designed for check image processing applications at community and regional banks, such as Proof of Deposit, Retail/Wholesale Lock Box, and Remittance Processing. CheckQuest is designed to expand and improve an institution's operational efficiency and customer service without adding staff, while reducing monthly expenses. CheckQuest utilizes our field-proven CAR/LAR technology, currently in use worldwide for processing billions of checks per year.

With the passage of the Check Clearing for the 21st Century Act, or Check 21, in October of 2003, banks can substitute electronic check images for paper checks in the clearance and settlement process. This new electronic format is expected to dramatically reduce bank operating costs and save millions of dollars each year. With Check 21 calling for the use of electronic check images within a year's time, we believe CheckQuest can play a strategic role in preparing banks for check truncation and electronic check presentment. We have substantially exited this line of business, through entry of a transaction with Harland Financial Solutions in fiscal year 2004.

RESEARCH AND DEVELOPMENT

      During fiscal years 2004, 2003, and 2002 research and development expense was approximately $2,204,000, $2,242,000, and $2,049,000, respectively. Those amounts represented 42%, 19%, and 16%, respectively, of revenue in each of those years. We plan to continue spending significant amounts for research and product development.

      Most of our software products are developed internally. We also purchase technology and license intellectual property rights. We believe that our future success depends in part on our ability to maintain and improve our core technologies, enhance our existing products and develop new products that meet an expanding range of customer requirements. We do not believe we are materially dependent upon licenses and other agreements with third parties, relating to the development of our products. Internal development allows us to maintain closer technical control over our products and gives us the freedom to designate which modifications and enhancements are most important and when they should be implemented. We devise innovative solutions to automated character processing problems, such as the enhancement and improvement of degraded images, and the development of user-manipulated tools to aid in automated document processing. We intend to expand our existing product offerings and to introduce new document processing software solutions. In the development of new products and enhancements to existing products, we use our own tools extensively. We perform all quality assurance and develop documentation internally. We strive to become informed at the earliest possible time about changing usage patterns and hardware advances that may affect software design. We intend to continue to support industry standard operating environments.

      Our team of specialists in recognition algorithms, software engineering, user interface design, product documentation and quality improvement is responsible for maintaining and enhancing the performance, quality and usability of all of our products. In addition to research and development, the engineering staff provides customer technical support on an as needed basis, along with technical sales support.

      In order to improve the accuracy of our ADR products, we focus research and development efforts on continued enhancement of our core technology and on our database of millions of character images that is used to "train" the neural network software that forms the core of our ICR engine. In addition, we have expanded our research and development tasks to include pre- and post-processing of data subject to automated processing.

      Our research and development organization included nineteen software engineers at September 30, 2004, including seven with advanced degrees. We balance our engineering resources between development of ICR technology and applications development. Of the thirteen software engineers, approximately nine are involved in ICR research and development of the QuickStrokes(R) API recognition engine. The remaining software engineers are involved in applications development, including the Doctus(R), QuickFX(R) Pro, CheckQuest(R) and FraudProtect(TM) products, and customer services and support.

INTELLECTUAL PROPERTY

      Our success and ability to compete is dependent in part upon our proprietary technology. We rely on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect our proprietary technology. We hold a U.S. patent for our hierarchical character recognition systems. The patent covers our multiple-pass, multiple-expert system that significantly increases the accuracy of forms processing and item processing applications. We may seek to file additional patents to expand the scope of patent coverage. We may also file future patents to cover technologies under development. There can be no assurance that patents will be issued with respect to future patent applications or that our patents will be upheld as valid or will prevent the development of competitive products.

      We also seek to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors and strategic partners. There can be no assurance that the steps we take will be adequate to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

      We are also subject to the risk of adverse claims and litigation alleging infringement on the intellectual property rights of others. In this regard, there can be no assurance that third parties will not assert infringement claims in the future with respect to our current or future products or that any such claims will not require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms.

SALES AND MARKETING

      We market our products and services primarily through our internal, direct sales organization. We employ a technically-oriented sales force with management assistance to identify the needs of existing and prospective customers. Our sales strategy concentrates on those companies that we believe are key users and designers of automated document processing systems for high- performance, large volume applications, in addition to small and large financial institutions. We currently maintain our sales and support office in California. In addition, we sell and support our products through foreign resellers in Germany, France, Italy, the United Kingdom and Australia. The sales process is supported with a broad range of marketing programs which include trade shows, direct marketing, public relations and advertising.

      We provide maintenance and support on a contractual basis after the initial product warranty has expired. We provide telephone support and on-site support. Customers with maintenance coverage receive software updates from Mitek. Foreign distributors generally provide customer training, service and support for the products they sell. Additionally, our products are supported internationally by periodic distributor and customer visits by our management. These visits include attending imaging shows, as well as sales and training efforts. Technical support is provided by telephone as well as technical visits in addition to those previously mentioned.

      We license our software to organizations on a perpetual basis. We also license software to organizations under Enterprise Agreements that allow the end-user customer to acquire multiple licenses, without having to acquire separate packaged products. These Enterprise Agreements are targeted at large organizations that want to acquire perpetual licenses to software products for their entire enterprise along with rights to unspecified future versions of software products over the term of the agreement.


      The ability to support international markets has assisted us in our international sales effort. International sales accounted for approximately 4% and 3% of our net sales for the fiscal years ended September 30, 2004, and 2003, respectively. We believe that a significant percentage of the products in our domestic sales are incorporated into systems that are delivered to end users outside the United States. International sales in fiscal 2004 were made to customers in fifteen countries including Australia, Brazil, Canada, Czech Republic, United Kingdom, France, Germany, Spain, India, Italy, Jamaica, Japan, Netherlands, Portugal, and Sweden. We sell our products in United States currency only. We recorded a significant portion of our revenues from one customer in fiscal 2004, and three customers in fiscal 2003. Net sales from these customers aggregated 12%, and 30% for the fiscal years 2004 and 2003, respectively.


MAINTENANCE AND SUPPORT

      Following the installation of our software at a customer site, we provide ongoing software support services to assist our customers in operating the systems. We have an internal customer service department that handles installation and maintenance requirements. The majority of inquiries are handled by telephone. For more complicated issues, our staff, with our customers' permission, can log on to our customers' systems remotely. Occasionally, visits to the customer's facilities are required to resolve support issues. We maintain our customers' software largely through releases which contain improvements and incremental additions. Nearly all of our in-house customers contract for annual support services from us. These services are a significant source of recurring revenue, and are contracted for on an annual basis and are typically priced at approximately 15% to 18% of the particular software product's license fee. We believe that as the installed base of our products grows and as customers purchase additional complementary products, the software support function will become a larger source of recurring revenues. Costs we incur to supply maintenance and support services are charged to cost of sales.

COMPETITION

      The market for our ADR products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We face direct and indirect competition from a broad range of competitors who offer a variety of products and solutions to our current and potential customers. Our principal competition comes from (i) customer-developed solutions; (ii) direct competition from companies offering automated document processing systems; (iii) companies offering competing technologies capable of recognizing hand-printed and cursive characters; and
(iv) direct competition from companies offering check imaging systems to banks.

      It is also possible that we will face competition from new competitors. Moreover, as the market for automated document processing, ICR, check imaging and fraud detection software develops, a number of companies with significantly greater resources than we have could attempt to enter or increase their presence in our market either independently or by acquiring or forming strategic alliances with our competitors or to otherwise increase their focus on the industry. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and prospective customers.

      Our QuickStrokes(R) API product and licensed CheckScript(TM) product compete, to various degrees, with products produced by a number of substantial competitors such as A2IA, Parascript, and Orbograph. Competition among product providers in this market generally focuses on price, accuracy, reliability and technical support. We believe our primary competitive advantages are (i) recognition accuracy with regard to hand printed characters, (ii) flexibility, since it may operate on a broad range of computer operating platforms, (iii) scalability and (iv) an architectural software design, which allows it to be more readily modified, improved with added functionality, configured for new products, and ported to new operating systems and upgrades. Despite these advantages, QuickStrokes(R) API and CheckScript(TM) competitors have existed longer and have far greater financial resources and industry connections than we have.

      Our Doctus(R) product competes against complete proprietary systems offered by software developers, such as Microsystems Technology, Readsoft, and Cardiff Software, Inc. In addition, Doctus(R) faces competition from providers of recognition systems that incorporate ADR technology such as Microsystems Technology, Inc., and Captiva. Because Doctus(R) is based on our proprietary QuickStrokes(R) API engine, its competitive advantages reflect the advantages of the QuickStrokes(R) engine. We believe our Doctus(R) and DynaFind(R) software provide the highest levels of automation in the industry. DynaFind, our document understanding software, does not require extensive rules written by a programmer based on a large set of training documents. The software automatically "learns" how to process unstructured forms by reading only a few examples. Competitors in this market offer both high and low cost systems. Our strategy is to position Doctus(R) to compete successfully in a scalable midrange price while offering a higher degree of accuracy and greater flexibility than competing systems currently on the market.

      Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

EMPLOYEES AND LABOR RELATIONS


      As of April 30, 2005, we employed a total of 36 full-time persons, consisting of 10 in marketing, sales and support, 19 in research and development, 1 in operations, and 6 in finance, administration and other capacities. We have never had a work stoppage. None of our employees are represented by a labor organization, and we consider our relations with our employees to be good.


AVAILABLE INFORMATION

      Our internet address is www.miteksys.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our Web site. The information found on our Web site is not part of this or any other document we file with or furnish to the SEC.

PROPERTIES

      Our principal executive offices, as well as our principal research and development facility, is located in approximately 26,455 square feet of leased office building space in Poway, California. The lease on this facility expires September 30, 2005. We also lease a sales, customer services and support facility in Maryland. We believe that our existing facilities are adequate for our current needs.

LEGAL PROCEEDINGS

      We are not aware of any legal proceedings or claims that we believe may have, individually or in the aggregate, a material adverse effect on our business, financial condition, operating results, cash flow or liquidity.

LAURUS DEBT INVESTMENT


      In 2004, we issued a $3.0 million convertible note and warrants to Laurus Master Fund, Ltd. The note has a three year term. Our monthly cash payments of principal and interest are approximately $104,000. Our actual required cash payments on the note will vary depending on interest rates and whether amounts under the note are converted into our common stock.

      The note issued to Laurus is convertible into shares of our common stock at an initial conversion price of $.70 per share. At this initial conversion rate, we would issue approximately 4,285,714 shares upon conversion of $3.0 million owing under the note. The actual number of shares to be issued will depend on the actual dollar amount of principal and interest being converted. In addition, the note carries a full ratchet anti-dilution provision, such that if we issue convertible or equity securities (subject to certain exceptions, including stock option grants) at a price less than the initial $.70 conversion price, the note conversion price will be automatically adjusted down to that lesser price. For example, if we had a non-exempted issuance at $0.50 per share, the note conversion price would become $0.50, and upon an assumed conversion of $3.0 million, we would have to issue 6,000,000 shares. In addition to the conversion rights of the convertible debt, as we issue stock or convertible securities in the future, including for any future equity financing or upon exercise of any of the outstanding stock purchase warrants and stock options, those issuances would also dilute our stockholders.

      The warrant issued to Laurus in connection with the issuance of the note is exercisable at any time through June 11, 2011, to purchase up to 860,000 shares of common stock at an exercise price of (i) $0.79 for the first 230,000 shares acquired thereunder; (ii) $0.85 for the next 230,000 shares acquired thereunder; and (iii) $0.92 for the remaining shares acquired thereunder.

      We have agreed with Laurus Master Fund, Ltd. to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant by filing a registration statement by July 11, 2004 which would be declared effective by the SEC by September 9, 2004. Because we did not comply with the timeline set forth in the registration rights agreement with Laurus, we were subject to a penalty of 2% of the original principal amount of the note for each thirty day period which elapses until the filing or effectiveness of the registration statement, as the case may be, is completed. In settlement of such penalty, we have entered into an agreement with Laurus whereby we have agreed to issue to Laurus a warrant exercisable, to purchase up to 200,000 shares of common stock at an exercise price of $.70 and Laurus agreed to halt accrual of penalties and extend the deadline for effectiveness of registration until December 31, 2004. Subsequent to December 31, 2004, we have accrued penalties of $60,000 for each thirty day period prior to effectiveness of the registration statement. To the extent the selling shareholders exercise warrants for cash, we will receive proceeds of up to a maximum of $885,200 from such exercise.

      This Registration Statement is intended to comply with our registration obligations. The note and warrant were offered and sold in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. At closing, we paid a closing payment of $105,000 to Laurus Capital Management, LLC, manager of Laurus Master Fund, Ltd. and additional fees of approximately $46,000.

RECENT DEVELOPMENTS

Reporting Under Regulation S-B

      Mitek recently began to file its periodic reports with the SEC in compliance with the "small business issuer" provisions of Regulation S-B, under the Securities Exchange Act of 1934. Previously, Mitek had filed its periodic reports under Regulation S-K, under the Exchange Act. Generally, a Small Business Issuer cannot file under Regulation S-B if its annual revenues or public float exceed $25.0 million for two consecutive years. Mitek qualifies as a Regulation S-B filer since its annual revenues for both 2004 and 2003 were less than $25.0 million and its public float has not exceeded $25.0 million. Regulation S-B is tailored for the small business issuer, and although it requires accurate and complete disclosure, it does not require certain specific disclosure which is required under Regulation S K.

Some of the differences between Regulation S-K and Regulation S-B are described below:

      Description of Business: Regulation S-B requires disclosure of the issuer's business over a three-year period as opposed to the five-year period required by Regulation S-K. In addition, unlike Regulation S-K, Regulation S-B does not require the reporting of industry segments and geographic areas.

      Selected and Supplemental Financial Information: Regulation S-B does not require five years of selected financial information that is required under Item 301 of Regulation S-K. Regulation S-B also does not require an issuer to provide supplemental financial information as required by Item 302 of Regulation S-K.

      Management's Discussion and Analysis of Financial Condition and Results of
Operations: Regulation S-B requires the MD&A section to cover only two fiscal years as opposed to the three fiscal years required by Regulation S-K.

      Executive Compensation: The basic compensation tables required by Regulation S-K, excluding the pension table, are also required by Regulation S-B. The Option/SAR Grants Table, however, need not include information relating to the potential realizable values of the Options/SARs granted or an alternative present valuation. In addition, unlike Regulation S-K, Regulation S-B does not require any disclosure relating to compensation committee interlocks and insider participation, the compensation committee's report on executive compensation or a performance graph comparing percentage changes in total shareholder return.

      Financial Statements: Regulation S-B requires an audited balance sheet for only one year as opposed to two years as required by Regulation S-X. Regulation S-B requires audited statements of income, cash flows and changes in stockholders' equity for the last two fiscal years as opposed to three years under Regulation S-X. Regulation S-B does not require the supporting schedules to the financial statements required by Regulation S-X. In addition, except with respect to accountants' reports and independence, under Regulation S-B, the financial statements are required to be prepared in accordance with generally accepted accounting principles, rather than in conformity with Regulation S-X.

Restatement of June 30, 2004 Financial Statements

      In December 2004, we discovered a potential error which could result in an adjustment relating to the beneficial conversion feature of the secured convertible note issued to Laurus Master Fund Ltd. ("Laurus") during the third fiscal quarter ended June 30, 2004, and the resulting interest expense from the amortization of the debt financing costs. In January 2005, we concluded that the adjustment relating to the beneficial conversion feature of the secured convertible note should be made and the interest expense from the amortization of the debt financing costs should have been recorded. We determined that warrants issued in connection with the Laurus transaction, previously recorded as equity, should have been recorded as a liability, until such time as the registration of the shares subject to the warrant becomes effective. We restated our financial statements for the third fiscal quarter ended June 30, 2004 and filed an amended Form 10-Q with the Securities and Exchange Commission.

      As adjusted for the restatement, current liabilities for the fiscal third quarter of 2004 were approximately $3.0 million, rather than $2.3 million as originally reported. Long-term liabilities were approximately $1.7 million, rather than $2.4 million as originally reported. Total liabilities for the fiscal third quarter of 2004 were approximately $4.6 million as adjusted and as originally reported. Interest expense for the fiscal third quarter of 2004 was $17,556, rather than $12,570 as originally reported. Net loss for the fiscal third quarter of 2004 was $1.4 million as adjusted and as originally reported.



HOLDERS


      As of March 16, 2005 the number of stockholders of record of our common stock was 476. Based on broker inquiry conducted in connection with the distribution of proxy solicitation materials in connection with our special meeting of shareholders in 2005, we believe that there are approximately 3,425 beneficial owners of our common stock.


TRANSFER AGENT

      The transfer agent for our common stock is Mellon Investor Services LLC, P.O. Box 3315, South Hackensack, NJ 07606, (800) 356-2017.

                        DISCLOSURE OF COMMISSION POSITION
                ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Our Articles of Incorporation provide that members of our Board of Directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability:

      o for any breach of the director's duty of loyalty to the corporation or its stockholders;

      o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      o under Section 174 of the General Corporation Law of the State of Delaware (relating to distributions by insolvent corporations); or

      o for any transaction from which the director derived an improper personal benefit.

      Our Charter also provides that if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of members of our Board of Directors will be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

      Our Charter and By-laws also provide that we may indemnify our directors and officers to the fullest extent permitted by Delaware law. A right of indemnification shall continue as to a person who has ceased to be a director or officer and will inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by our Charter and By-laws will not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by our Charter, By-laws, by any agreement, by vote of our stockholders, by resolution of our directors, by provision of law or otherwise. We have also secured directors' and officers' liability insurance on behalf of our directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons in accordance with the provisions contained in our Charter and By-laws, Delaware law or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will follow the court's determination.

                                  LEGAL MATTERS

      Certain legal matters, including the validity of the securities being issued, have been passed upon for us by Duane Morris LLP, 101 West Broadway, Suite 900, San Diego, California 92101.

                                     EXPERTS

      The financial statements for the fiscal year ended September 30, 2004 incorporated in this prospectus by reference from our Annual Report on Form l0-K for the fiscal year ended September 30, 2004, have been audited by Stonefield Josephson, Inc., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements for the fiscal year ended September 30, 2003 incorporated in this prospectus by reference from our Annual Report on Form l0-K for the fiscal year ended September 30, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT


      This prospectus is being delivered with a copy of our Form l0-K for the fiscal year ended September 30, 2004 and our Form 10-QSB for the quarterly period ended December 31, 2004.


                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Applicable SEC rules may require us to update this prospectus in the future. This preliminary prospectus is subject to completion prior to this offering.


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


                                5,300,000 SHARES


                                     [LOGO]



                               MITEK SYSTEMS, INC.

                          COMMON STOCK, $.001 PAR VALUE



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                               P R O S P E C T U S
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                                  MAY 10, 2005


e


                               PART II TO FORM S-2
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock being registered by this registration statement. All amounts shown are estimates, except for the Securities and Exchange Commission registration fee.

      SEC registration fee..............................      $453.52
      Printing and engraving expenses...................     5,000.00
      Accounting fees and expenses......................    15,000.00
      Legal fees and expenses...........................    15,000.00
      Miscellaneous expenses............................     5,000.00
                                                           ----------
           Total........................................   $40,453.52
                                                           ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act of 1933. Our Certificate of Incorporation and Bylaws contain provisions intended to indemnify our officers and directors against liability to the fullest extent permitted by Delaware law. The following discussion of our Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the actual text of our Certificate of Incorporation and Bylaws.

      Our certificate of incorporation, as amended, contains a provision permitted by Delaware law which eliminates the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision of our certificate of incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

      Our bylaws contain a provision that provides for the indemnification of any individual who was, is, or is threatened to be made a party, by reason of the fact that the individual is a director or officer of ours or serves in a similar role, to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Pursuant to this provision, the individual is indemnified against all expenses, liability and loss actually and reasonably incurred to the extent such individual is not otherwise indemnified and to the extent such indemnification is permitted by law.

      We also maintain directors' and officers' reimbursement and liability insurance pursuant to standard form policies, insuring our directors and officers against certain liabilities for certain acts or omissions while acting in their official capacity, including liability under the Securities Act of 1933, as amended.

      Insofar as indemnification for liabilities arising under the Securities Act may be allowed to our directors, officers and controlling persons under the forgoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

The following exhibits are filed as part of this registration statement:


      EXHIBIT NO.                           EXHIBIT
      ----------- --------------------------------------------------------------
         3.1 Certificate of Incorporation (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1987)

         3.2 Bylaws, as amended and restated (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1987)

         5.1*     Opinion of Duane Morris LLP

         10.1 1986 Stock Option Plan (incorporated by reference to the registrant's Registration Statement on Form SB-2, dated July 9, 1996)

         10.2 1988 Non Qualified Stock Option Plan (incorporated by reference to the registrant's Registration Statement on Form SB-2, dated July 9, 1996)

         10.3 1996 Stock Option Plan (incorporated by reference to the registrant's Annual Report on Form 10-K, for the fiscal year ended September 30, 2001)

         10.4 1999 Stock Option Plan (incorporated by reference to the registrant's Registration Statement on Form S-8, dated June 10, 1999)

         10.5 Securities Purchase Agreement dated June 11, 2004 between Mitek Systems, Inc. and Laurus Master Fund, Ltd. (incorporated by reference to the registrant's Quarterly Report on Form 10-Q, for the period ended June 30, 2004)

         10.6 Form of Warrant Certificate issued in connection with receipt of proceeds from issuance of Promissory Note dated June 11, 2004 (incorporated by reference to the registrant's Report on Form 10-Q for the quarter ended June 30, 2004)

      EXHIBIT NO.                           EXHIBIT
      ----------- --------------------------------------------------------------
         10.7 Security Agreement dated June 11, 2004 issued to Laurus Master Fund, Ltd. (incorporated by reference to the registrant's Quarterly Report on Form 10-Q, for the period ended June 30,
                  2004)

         10.8 Registration Rights Agreement dated June 11, 2004 between Mitek Systems, Inc. and Laurus Master Fund, Ltd. (incorporated by reference to the registrant's Report on Form 10-Q for the quarter ended June 30, 2004)

         10.9 10% Secured Convertible Term Note, dated June 11, 2004 issued to Laurus Master Fund, Ltd. (incorporated by reference to the registrant's Report on Form 10-Q for the quarter ended June 30, 2004)

         23.1*    Consent of Stonefield Josephson, Inc.

         23.2*    Consent of Deloitte & Touche LLP

         23.3*    Consent of Duane Morris LLP (included in Exhibit 5.1)

         24 Power of Attorney (included on the signature page) previously filed.


----------
*  Filed herewith.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes to:

      1. file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) include any additional or changed material information on the plan of distribution.

      2. for the purpose of determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

      3. file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Poway, State of California, on May 10, 2005.

                                        MITEK SYSTEMS, INC.


                                        By: /s/ James B. DeBello
                                           -------------------------------------
                                           James B. DeBello
                                           Chief Executive Officer and President


      In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement was signed by the following persons in the capacities and on the dates stated:




SIGNATURE                       TITLE                                       DATE
----------------------------    ---------------------------------------     ----------------


/s/ James B. DeBello            Chief Executive Officer, President, and     May 10, 2005
----------------------------    Director (Principal Executive Officer)
    James B. DeBello


          *                     Chief Financial Officer and Director        May 10, 2005
----------------------------    (Principal Financial Officer, Principal
    John M. Thornton            Accounting Officer)


          *                     Director                                    May 10, 2005
----------------------------
    Gerald I. Farmer


          *                     Director                                    May 10, 2005
----------------------------
    William P. Tudor


          *                     Director                                    May 10, 2005
----------------------------
    Sally B. Thornton


          *                     Director                                    May 10, 2005
----------------------------
    Michael W. Bealmear


* By: /s/ James B. DeBello
      ------------------------
      James B. DeBello
      as attorney-in-fact

                                  EXHIBIT INDEX

      EXHIBIT NO.                           EXHIBIT
      ----------  --------------------------------------------------------------
         3.1 Certificate of Incorporation (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1987)

         3.2 Bylaws, as amended and restated (incorporated by reference to the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1987)

         5.1*     Opinion of Duane Morris LLP

         10.1 1986 Stock Option Plan (incorporated by reference to the registrant's Registration Statement on Form SB-2, dated July 9, 1996)

         10.2 1988 Non Qualified Stock Option Plan (incorporated by reference to the registrant's Registration Statement on Form SB-2, dated July 9, 1996)

         10.3 1996 Stock Option Plan (incorporated by reference to the registrant's Annual Report on Form 10-K, for the fiscal year ended September 30, 2001)

         10.4 1999 Stock Option Plan (incorporated by reference to the registrant's Registration Statement on Form S-8, dated June 10, 1999)

         10.5 Securities Purchase Agreement dated June 11, 2004 between Mitek Systems, Inc. and Laurus Master Fund, Ltd. (incorporated by reference to the registrant's Quarterly Report on Form 10-Q, for the period ended June 30, 2004)

         10.6 Form of Warrant Certificate issued in connection with receipt of proceeds from issuance of Promissory Note dated June 11, 2004 (incorporated by reference to the registrant's Quarterly Report on Form 10-Q, for the period ended June 30, 2004)

         10.7 Security Agreement dated June 11, 2004 issued to Laurus Master Fund, Ltd. (incorporated by reference to the registrant's Quarterly Report on Form 10-Q, for the period ended June 30,
                  2004)

         10.8 Registration Rights Agreement dated June 11, 2004 between Mitek Systems, Inc. and Laurus Master Fund, Ltd. (incorporated by reference to the registrant's Quarterly Report on Form 10-Q, for the period ended June 30, 2004)

         10.9 10% Secured Convertible Term Note, dated July 11, 2004, issued to Laurus Master Fund, Ltd. (incorporated by reference to the registrant's Quarterly Report on Form 10-Q, for the period ended June 30, 2004)

      EXHIBIT NO.                           EXHIBIT
      ----------  --------------------------------------------------------------
         23.1*    Consent of Stonefield Josephson, Inc.

         23.2*    Consent of Deloitte & Touche LLP

         23.3*    Consent of Duane Morris LLP (included in Exhibit 5.1)

         24 Power of Attorney (included on the signature page) previously filed.

----------
*  Filed herewith.